Exhibit 21.1

Subsidiaries of STAAR Surgical Company

Name of Subsidiary	Other Names Under Which it Does Business	State or Other Jurisdiction of Incorporation
STAAR Surgical AG	None	Switzerland
STAAR Japan Inc.	STAAR Japan Godo Kaisha	Japan
STAAR Surgical PTE. LTD	None	Singapore
STAAR Optical Equipment Technology (Shanghai) Co., LTD	None	China
STAAR Surgical AG, Sucursal en España	None	Spain
STAAR Surgical AG Niederlassung Germany	None	Germany
Circuit Tree Medical, Inc.	None	California